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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Franklin Telecommunications Corp.
                                (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                 3547271 20 8
                                (CUSIP Number)


                                Frank W. Peters
                733 Lakefield Road, Westlake Village, CA 91361
                                (805) 373-8688
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               November 13, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 3547271 20 8           Schedule 13D              PAGE 2 OF 4 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Frank W. Peters, SSN: ###-##-####

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      PF

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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                            [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,596,694 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,596,694 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,596,694

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 30%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

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Item 1.  Security and Issuer

         This statement relates to the shares of common stock, without par value (the "Shares") of Franklin Telecommunications Corp., a California corporation (the "Issuer"). The address of the Issuer is 733 Lakefield Road, Westlake Village, California 91361.

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CUSIP NO. 3547271 20 8           Schedule 13D              PAGE 3 OF 4 PAGES
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Item 2.  Identity and Background

         Frank W. Peters is an individual. His principal business is serving as President of the Issuer, which is engaged in the design and manufacture of high speed communications and telecommunications equipment. His principal address is 733 Lakefield Road, Westlake Village, California 91361.

         Mr. Peters has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Mr. Peters has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Peters is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Peters acquired the Shares upon the original organization of the Issuer, and through the exercise of stock options and conversion of convertible loans to the Issuer. All of the funds for such acquisition were from Mr. Peters' personal funds.

Item 4.  Purpose of Transaction.

         Mr. Peters obtained the Shares for investment purposes and in connection with the financing of the operations of the Issuer. Mr. Peters may obtain additional shares upon the exercise of outstanding stock options.

Item 5.  Interest in Securities of the Issuer.

         Mr. Peters beneficially owns 4,596,694 Shares, of which 2,921,694 Shares are outstanding and 1,675,000 Shares are issuable to him upon the exercise of options that are currently exercisable or exercisable within 60 days. The Shares beneficially owned by Mr. Peters constitute approximately 30% of the outstanding Shares. Mr. Peters has sole power to vote and dispose of such shares. Mr. Peters acquired 1,333,695 shares on October 7, 1995 upon the exercise of employee stock options, upon payment of an aggregate exercise price of $133,370.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         None.

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CUSIP NO. 3547271 20 8           Schedule 13D              PAGE 4 OF 4 PAGES
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

     November 13, 1997


                                                /s/ Frank W. Peters
                                           -----------------------------
                                                  Frank W. Peters